UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month November 2024

Commission File Number: 001-37611

Pyxis Tankers Inc.

(Translation of registrant’s name into English)

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is the press release of Pyxis Tankers Inc. (the “Company”) entitled “Pyxis Tankers Announces Date for the Release of Third Quarter 2024 Results and Related Conference Call & Webcast”.

Attached as Exhibit 99.2 to this Report on Form 6-K is the press release of the Company entitled “Pyxis Tankers Announces Financial Results for the Three Months Ended September 30, 2024”.

The information contained in this report on Form 6-K, except for the commentary attributed to the Company's Chairman and Chief Executive Officer in Exhibit 99.2 is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No 333-278862), initially filed with the U.S. Securities and Exchange Commission on April 22, 2024.

Exhibit Index

Exhibit Number	Document

99.1	Press Release, dated November 20, 2024

99.2	Press Release, dated November 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

Dated: November 26, 2024	By:	/s/ Henry Williams
Henry Williams
Chief Financial Officer